UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2016

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒             FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TELECOM ITALIA GROUP: INTERIM REPORT ON OPERATIONS AS OF 31 MARCH 2016 APPROVED BY BOARD OF DIRECTORS

•	CONSOLIDATED REVENUES OF 4.4 BILLION EUROS (-5.6% IN ORGANIC TERMS COMPARED TO Q1 2015)

•	DOMESTIC CONSUMER REVENUES OF 1.8 BILLION EUROS (+2.0% COMPARED TO Q1 2015), THANKS TO THE CONSTANT IMPROVEMENT IN THE MOBILE SECTOR, REVENUES FOR WHICH INCREASED BY 8.9% COMPARED TO THE FIRST QUARTER OF 2015, TOTALLING 855 MILLION EUROS; IN THE FIXED SECTOR, REVENUES FROM INNOVATIVE SERVICES INCREASED (+5.8%)

•	EBITDA: 1.7 BILLION EUROS, 11.3% LESS THAN THE FIRST QUARTER OF 2015 IN ORGANIC TERMS, WITH AN EBITDA MARGIN OF 38.6%. NET OF THE NON-RECURRING ITEMS, THE FIGURE TOTALS APPROXIMATELY 1.8 BILLION EUROS (-7.5%)

•	EBIT: 704 MILLION EUROS, - 25.1% IN ORGANIC TERMS COMPARED WITH Q1 2015. NET OF THE NON-RECURRING ITEMS, THE CHANGE WOULD BE -17.3%

•	NET PROFIT ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS: 433 MILLION EUROS (82 MILLION EUROS IN Q1 2015)

•	LIQUIDITY MARGIN AS OF 31 MARCH 2016: 10.4 BILLION EUROS, ALLOWS FINANCIAL COMMITMENTS TO BE COVERED FOR AT LEAST THE NEXT 24 MONTHS

•	INVESTMENTS DURING THE PERIOD TOTALLED 944 MILLION EUROS, OF WHICH 778 MILLIONS IN ITALY (+102 MILLION EUROS COMPARED TO Q1 2015)

•	RECCHI: “A NEW PHASE STARTS TODAY FOR THE GROUP, CHARACTERISED BY EFFICIENCY AND FOCUS ON MORE CHALLENGING GOALS”

•	CATTANEO: “INCREASE IN EFFICIENCIES FROM 0.6 TO 1.6 BILLION WITHIN 2018, MAINTAINING QUALITY AND COVERAGE LEVELS”

The results of the first quarter of 2016 will be illustrated to the financial community during a conference call scheduled for Monday 16 May at 9.30 a.m. (Italian time). Journalists may listen in to the presentation, without asking questions, by calling +39 0633168. The presentation slides will shortly be available at: http://www.telecomitalia.com/1Q2016/eng.

Those unable to connect live may follow the presentation until 23 May 2016 by calling +39 06334843 (access code 948290#).

Telecom Italia Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @telecomitaliaTW

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

After the transposition into Italian law of the amendments to the Transparency Directive, the obligation already set out in art. 154-ter (Financial Reports) of Legislative Decree 58/1998 (Consolidated Law on Finance - CLF) to draw up Interim Reports on Operations for the first and third quarter of the year has been eliminated for Listed Issuers. However, the right to prescribe publication of periodic financial information in addition to the annual and half-yearly financial reports, through suitable regulations, and after having ascertained the impact, has been transferred to Consob.

In this context, Telecom Italia confirms its intention of ensuring, on a voluntary basis and whilst awaiting legislative clarification, the continuity and regular supply of information to the market, publishing its usual information on the results as at 31 March 2016. It specifically reserves the right to duly assess the financial communication policy to be adopted by the Company, once the reference framework has been consolidated.

The interim Report on Operations also includes the Abbreviated Consolidated Financial Statements as of 31 March 2016 prepared in accordance with

IFRS accounting principles issued by IASB and endorsed by the EU and, in particular, with IAS 34 Interim Financial Reporting. The Abbreviated Consolidated Financial Statements as of 31 March 2016 are not audited.

The accounting policies and consolidation principles adopted in preparing the Abbreviated Consolidated Financial Statements as of 31 March 2016 are consistent with those adopted in the Telecom Italia Group Consolidated Financial Statements as of 31 December 2015, to which reference can be made, except for the application of new Standards/Interpretations adopted by the Group starting from 1 January 2016. Moreover, as illustrated in the notes to the Abbreviated Consolidated Financial Statements as of 31 March 2016, the new Standards/Interpretations have not had any effect on the Group’s consolidated Financial Statements.

In the Brazil Business Unit, the management has identified an incorrect accounting entry made in previous years regarding the posting of service revenues from the sale pre-paid traffic. Although this accounting error had no impact in terms of the net financial position or cash and cash equivalents, it meant that the recognition of revenues from traffic prepaid and not yet consumed was posted earlier.

Provision has therefore been made to review the comparative data as at 31 December 2015 and for the first quarter of 2015, with no significant impact on the economic data compared.

In addition to the conventional financial performance indicators contemplated under IFRS, the Telecom Italia Group uses certain alternative performance indicators in order to give a clearer picture of the trend of operations and the company’s financial position. Specifically, the alternative performance indicators refer to: EBITDA; EBIT; organic change in revenues, EBITDA and EBIT; net financial book debt carrying amount and adjusted net financial debt. The meaning and content of these measures are explained in the annexes.

Note that this release and in particular the information on the “Outlook for the 2016 financial year” contain forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of Group’s operations and strategies. Readers of the present press release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

MAIN VARIATIONS TO THE TELECOM ITALIA GROUP CONSOLIDATION AREA

The following changes occurred in the first quarter of 2016:

•	Sofora Group - Telecom Argentina: classified under Discontinued operations (discontinued operations/non-current assets held for sale) was sold on 8 March 2016;

•	Revi Immobili S.r.l., Gestione Due S.r.l. and Gestione Immobili S.r.l. (Business Unit Domestic): on 11 January 2016 INWIT S.p.A. acquired 100% of the companies, which therefore entered the consolidation scope of the Group.

The following changes occurred in 2015:

•	INWIT S.p.A. (Business Unit Domestic): was established in January 2015;

•	Alfabook S.r.l. (Domestic Business Unit): on 1 July 2015, Telecom Italia Digital Solutions S.p.A. acquired 100% of the capital of the company, which therefore entered the Group’s consolidation scope;

•	TIM Real Estate S.r.l. (Domestic Business Unit): was established in November 2015.

Rome, 13 May 2016

The Board of Directors of Telecom Italia met today, chaired by Giuseppe Recchi, to approve the Interim Report on Operations at 31 March 2016. The BoD also examined the update to the 2016-2018 Plan, centered around the better allocation of investments and the more effective recovery of efficiencies.

“Efficiency and focus on ever more challenging goals, as long advocated by the Board of Directors, distinguish the new phase for Telecom Italia, starting today”, pointed out the Executive Chairman Giuseppe Recchi. “Biggest infrastructural investor in Italy, Telecom Italia aims at ensuring a more prompt and widespread implementation of fibre optic network infrastructure with FttH/B technology in the most important cities and areas, in response to the growing demand for ultrabroadband for the use of quality and customized innovative services and content. We thus confirm our leadership in the Italian market and the coverage targets for 2018 – fibre for approximately 84% of the population (45% at present) and 4G for 98% (92% at present)”.

The faster implementation of ultrabroadband infrastructure will be accompanied “by careful cost control”, pointed out the new Chief Executive Officer, Flavio Cattaneo, “which means the efficiency of the investments can be significantly increased. The aim is to reach the end of 2018 with 1.6 billion euros of efficiencies compared to the 600 million euros previously envisaged. This will involve targeted actions amounting to around 800 million on Opex and around 800 million on Capex”.

As for Brazil, Cattaneo announced, for the upcoming months, “a strengthening of the efficiency plans envisaged thus far while maintaining strong development in both 3G and 4G. We must take into account the major changes to the macroeconomic, political and market context seen in the country in recent months. A strong sign of change is necessary, which started with the appointment of the new Chief Executive Officer”.

RECOVERY PLAN - 2016-2018 PLAN UPDATED

The total efficiencies, coming to 1.6 billion euros, envisaged within 2018 will be achieved as regards Opex, in particular, through the reduction of:

•	the commercial component thanks to the optimisation of purchase and advertising costs;

•	industrial costs through the increase in productivity and simplification of IT and network platforms;

•	expenditure on energy, support and lease through the optimisation of spaces and implementation of the “zero base budget” approach;

•	the cost of labour.

The efficiencies applied to investments - whilst maintaining UBB coverage levels and quality of service - will be pursued through:

•	the simplification of network architecture in order to optimise expenditure;

•	a carefully-targeted allocation of expenses on the basis of return on investments.

***

TELECOM ITALIA GROUP RESULTS

Revenues in Q1 2016 totalled 4,440 million euros, down 12.1% on the first quarter of 2015 (5,054 million euros). In terms of organic change, calculated by excluding the effect of changes in exchange rates and consolidation area, consolidated revenues were down 5.6% (-263 million euros).

Revenues, broken down by operating segment, were as follows:

(million euros)	Q1 2016		Q1 2015		Changes
		% of total	Reviewed	% of total	absolute	%	% organic
Domestic (*)	3,548	79.9	3,631	71.9	(83)	(2.3)	(2.3)
Core Domestic (**)	3,310	74.5	3,397	67.2	(87)	(2.6)	(2.6)

International Wholesale	311	7.0	310	6.1	1	0.3	(0.3)

Brazil	897	20.2	1,412	27.9	(515)	(36.5)	(15.3)

Other assets	6	0.1	21	0.4	(15)

Adjustments and eliminations	(11)	(0.2)	(10)	(0.2)	(1)

Consolidated Total	4,440	100.0	5,054	100.0	(614)	(12.1)	(5.6)

(*)	After the change to Persidera’s mission, the Media Business Unit was incorporated into the Domestic Business Unit (Domestic Core) from 1 January 2016; in the absence of this change, Domestic revenues for the first quarter of 2016 would have been 3,530 million euros.
(**)	Includes the Olivetti company since 1 January 2016. The data for comparative periods have therefore been changed accordingly.

EBITDA for the first three months of 2016 amounted to 1,712 million euros down by 321 million euros (-15.8%) compared to the same period of the previous year, with an EBITDA margin of 38.6% (40.2% in the first three months of 2015). In organic terms, EBITDA fell by 218 million euros (-11.3%) compared to the first quarter of 2015, and the margin fell by 2.4 percentage points.

EBITDA for the first quarter of 2016 reflected the negative impact of non-recurring charges for a total of 75 million euros. Without these, the organic change in EBITDA would have been -7.5%, with an EBITDA margin of 40.2%, 0.9 percentage points lower than the first quarter of 2015.

These charges were connected with events and operations that by their very nature do not occur continuously in normal operating activity. They are emphasised because the total is significant, and comprises, essentially, charges and liabilities deriving from the reorganisation/restructuring of the business.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(million euros)	Q1 2016		Q1 2015		Changes
		% of total	Reviewed	% of total	absolute	%	% organic
Domestic (*)	1,461	85.3	1,610	79.3	(149)	(9.3)	(9.3)
% of Revenues	41.2		44.3			(3.1) pp	(3.1) pp

Brazil	258	15.1	416	20.5	(158)	(38.0)	(17.4)
% of Revenues	28.7		29.5			(0.8) pp	(0.7) pp

Other assets	(6)	(0.4)	7	0.3	(13)

Adjustments and eliminations	(1)	—	(1)	—	—

Consolidated Total	1,712	100.0	2,033	100.0	(321)	(15.8)	(11.3)

% of Revenues	38.6		40.2			(1.6) pp	(2.4) pp

(*)	After the change to Persidera’s mission, the Media Business Unit was incorporated into the Domestic Business Unit (Domestic Core) from 1 January 2016; in the absence of this change, Domestic EBITDA for the first quarter of 2016 would have been 1,451 million euros.

EBIT in the first quarter of 2016 was 704 million euros (981 million euros in Q1 2015), down 277 million euros (-28.2%) compared with the first quarter of 2015, accounting for 15.9% of revenues (19.4% in Q1 2015).

Organic EBIT was down 236 million euros, accounting for 15.9% of revenues (20.0% in Q1 2015).

EBIT for the first quarter of 2016 reflected the negative impact of non-recurring charges for a total of 74 million euros. Without these, the organic change in EBIT would have been -17.3%, with an EBIT margin of 17.5% of revenues, a fall of 2.5 percentage points with respect to the first quarter of 2015.

Profits from discontinued operations/non-current assets held for sale in the first quarter of 2016 totalled 47 million euros (169 million euros in Q1 2015) and refer to the positive contribution (59 million euros) made to the consolidated results by the Sofora - Telecom Argentina group for the period 1 January - 8 March, to which were added the effects of the sale that, when the related income taxes are included, had a negative impact of 12 million euros.

First quarter 2016 profits attributable to Parent Company Shareholders were 433 million euros (82 million euros in Q1 2015) including the negative effects of net non-recurring charges totalling 64 million euros; however, they benefited from some items of a purely accounting and valuation nature, which do not generate any financial adjustments, connected in particular with the valuation at fair value of the implicit option included in the Mandatory Convertible Bond issued late 2013 with maturity at three years. In the absence of these impacts, the profits for the first quarter of 2016 attributable to the Parent Company Shareholders would have totalled approximately 260 million euros, substantially in line with the same value for the first quarter of 2015.

Capital expenditure totalled 944 million euros, 20 million euros less than in the first quarter of 2015, broken down by operational sector as follows:

(million euros)	Q1 2016		Q1 2015		Change
		% of total		% of total
Domestic (*)	778	82.4	676	70.1	102

Brazil	166	17.6	287	29.8	(121)

Other assets	—	—	1	0.1	(1)

Adjustments and eliminations	—	—	—	—	—

Consolidated Total	944	100.0	964	100.0	(20)

% of Revenues	21.3		19.1		2.2 pp

(*)	After the change to Persidera’s mission, the Media Business Unit was incorporated into the Domestic Business Unit (Domestic Core) from 1 January 2016; in the absence of this change, Domestic investments in the first quarter of 2016 would have been 777 million euros.

The Domestic Business Unit posted investments for 778 million euros, 102 million euros higher than in the first quarter of 2015. This increase was particularly attributable to the acceleration and growth of innovative investments for the development of new generation networks and services (+169 million euros), which accounted for 50% of total investments (33% in the same period of 2015).

The Brazil Business Unit posted a reduction of 121 million euros (including a negative foreign exchange effect of 72 million euros) from the figure in the first quarter of 2015; these investments were focussed mainly on the evolution of the business infrastructure and the sales support platforms.

Cash flow from Group operations was positive for 25 million euros (negative for 455 million euros in the first quarter of 2015).

Adjusted net financial debt was 27,139 million euros at 31 March 2016, 139 million euros less than at the end of 2015 (27,278 million euros). The conclusion of the operation to sell the Sofora - Telecom Argentina group with receipt of the relative price and the consequent deconsolidation of its financial debt, together with the positive trend in operations, allowed the requirements deriving from financial management, real estate project and the renegotiation of leasing contracts, which reduced the debt.

Net financial debt carrying amount as of 31 March 2016 was equal to 28,233 million euros (28,475 million euros as of 31 December 2015).

The liquidity margin at 31 March 2016 was 10,400 million euros, equivalent to the sum of “Cash and cash equivalents” and “Securities other than investments” for a total of 3,400 million euros (5,047 million euros at 31 December 2015) and unused committed lines of credit for a total of 7,000 million euros. This margin covers the financial liabilities of the Group falling due for at least the next 24 months.

Group headcount at 31 March 2016 was 65,107, including 52,554 in Italy (65,867 as of 31 December 2015, including 52,555 in Italy).

***

BUSINESS UNIT RESULTS

DOMESTIC

The revenues of the first quarter of 2016 totalled 3,548 million euros, with a reduction of 83 million euros (-2.3%) compared to the first quarter of 2015, with a performance trend in line with that of the fourth quarter of 2015 (which was -2.3%). Compared to the same period in 2015, service revenues presented a trend similar to that of total revenues (-83 million euros, -2.4%), but with indications that the recovery trend is slowing slightly, after, in particular, a worsening of the performance of the Fixed segment, while the solid, structural recovery of Mobile revenues was confirmed, thanks both to maintenance of market share and stabilisation of ARPU levels.

In greater detail:

•	Fixed market service revenues totalled 2,483 million euros in the first quarter, a contraction of 112 million euros from the figure for the first quarter of 2015 (-4.3%). This downward trend is wholly correlated with the reduction in revenues from voice services (-129 million euros due to the loss of about one million in the number of lines), only partially offset by continued growth in Broadband and Ultra-Broadband customers, which leads the growth in innovative services (+32 million euros, +5.8%). The results of the Fixed segment were also affected by the reduction in the price of wholesale services; net of this impact (of 18 million euros), the fall would have been -3.7% from the figure for the first quarter of 2015;

•	Mobile market service revenues totalled 1,059 million euros and presented an increase of 6 million euros compared to the previous year (+0.6%); this confirmed the constant improvement trend already observed in the preceding quarters ( +0.1% in Q4 2015, compared to the -1.5% in Q3 2015, -2.5% in Q2 2015 and -4.2% in Q1 2015).

Revenues from product sales, including changes to work in progress, totalled 196 million euros in the first quarter of 2016, in line with the first quarter of 2015.

***

The Domestic Business Unit operates distinctly in two different reference environments, and an analysis of related revenues:

•	Core Domestic Revenues

Core Domestic revenues totalled 3,310 million euros and fell by 2.6% (3,397 million euros in Q1 2015).

The performance of the individual market segments as compared with 2015 is as follows:

•	Consumer: the revenues of the Consumer segment in the first quarter of 2016 totalled 1,758 million euros, with an increase of 34 million euros (+2.0%) compared to the same period in 2015; this confirmed the recovery trend already underway in 2015, thanks, in particular, to the structural, solid improvement in the Mobile sector, as an effect of both the recovery of market share and the stabilisation of ARPU levels.

In particular:

•	Mobile revenues totalled 855 million euros and presented a trend to grow, compared to the first quarter of 2015 (+70 million euros, +8.9%), confirming the improvement trend already observed in the previous year (Q4 2015: +2.5%; third quarter: +3.3%; second quarter: -1.6%; first quarter: -1,5%). Services revenues increased by 35 million euros (+4.9% compared to Q1 2015), confirming the appreciable recovery that started in the second half of 2015 (Q4 2015: +1.5%; third quarter: -0.3%; second quarter: -2.1%; first quarter: -4.3%), which may be attributed to a cooling of competitive pressure, the progressive stabilisation of market share and the constant growth of mobile internet and digital services to support the stabilisation of ARPU;

•	Fixed revenues totalled 890 million euros, with a decrease of 57 million euros compared to the first quarter of 2015 (-6.0%), recovering with respect to the last quarter of 2015 (-6.7%), attributed to the loss of voice-only accesses and greater pressures on ARPU levels, partially offset by growth in innovative services, thanks to the positive trend in the Broadband Customer Base.

•	Business: the revenues of the Business segment totalled 1,085 million euros, 96 million euros less than in the first quarter of 2015 (-8.1%), -58 million euros (-5.5%) of which on the service component. In detail:

•	revenues from Mobile services fell by 23 million euros (-7.9% than in Q1 2015); in particular, the contraction in traditional mobile services continued (-18% of the voice and messaging component, compared to Q1 2015), caused by the trend for customers to reposition on bundle formulations with a lower overall ARPU, and the migration of Government customers to the new Consip offer (the unit prices of which have been lowered), and only marginally recovered, thanks to the positive performance of the new digital services (+2.5% compared to 2015);

•	fixed services revenue fell by 30 million euros (-3.8% compared to 2015): despite constant growth in ICT service revenues (+3.2%), in particular in Cloud services, the segment continued to suffer the effects of the slow economic recovery, the contraction in prices of traditional voice and data services, and the technological shift towards VoIP systems.

•	Wholesale: the revenues of the Wholesale segment totalled 433 million euros in the first quarter of 2016, a fall compared to the corresponding period of 2015 (-24 million euros, -5.3%), principally because of the reduction in regulated prices; net of this impact (which totalled 18 million euros), the fall would have been -1.5% from the figure for the same period of the previous year.

•	International Wholesale Revenues – Telecom Italia Sparkle Group Revenues

The 2015 revenues of International Wholesale - Telecom Italia Sparkle Group totalled to 311 million euros, substantially in line with the first quarter of 2015 (+1 million euros, +0.3%). This result may be attributed to growth in revenues for IP/Data services (+2 million euros, +2.8%) and the fall in revenues for phone services (-1 million euros, -0.5%). The other lines of business remained substantially stable.

***

The EBITDA of the Domestic Business Unit at 31 March 2016 totalled 1,461 million euros, with a fall of 149 million euros compared to the first quarter of 2015 (-9.3%), with an EBITDA margin of 41.2%, (-3.6 percentage points less than the same period of the previous year). EBITDA in the first quarter of 2016 was affected by the negative impact of non-recurring charges totalling 67 million euros. Without these charges, the organic change in EBITDA would have been -5.2%, with an EBITDA margin of 43.1%, down 1.3 percentage points on March 2015.

EBIT for the Domestic Business Unit in the first quarter of 2016 was 662 million euros (814 million euros in the corresponding period of 2015), a reduction of 152 million euros (-18.7%), with an EBIT margin of 18.7% (22.4% in Q1 2015). The trend in EBIT reflects, primarily, the contraction in EBITDA detailed above.

EBIT for the first quarter of 2016 was affected by the negative impact of non-recurring charges totalling 67 million euros. Without these, the organic change in EBIT would have been -10.6%, with an EBIT margin of 20.5%.

The headcount, at 52,713 , increased by 69 from the number at 31 December 2015, also because of the incorporation of the Media business unit, in the absence of which the increase would have been 6 employees.

BRAZIL (average real/euro exchange rate 4.29753)

The revenues of the Tim Brasil group in the first quarter of 2016 totalled 3,854 million reais, down by 697 million reais (-15.3%) compared to the same period of the previous year. Revenues from services reached 3,618 million reais, with a reduction of 326 million reais compared to 3,944 million reais in the first quarter of 2015 (-8.3%).

Revenues from product sales stood at 236 million reais (607 million reais in 2015, -61.1%); reflecting a sales policy less focussed on the sale of handsets, as well as the impact of the Brazilian macroeconomic crisis on family spending decisions.

Mobile ARPU in the first quarter of 2016 was 17.2 reais compared to 16.7 reais n the same period of the previous year (+3%).

The total number of lines as of 31 March 2016 was 67,269 thousand, a slight increase from the figure at 31 December 2015, and corresponded to a market share of approximately 26.1% (25.7% as of 31 December 2015).

EBITDA of 1,107 million reais was 234 million reais lower than the first quarter of 2015 (-17.4%). The fall in EBITDA is attributable to the contraction in revenues, only partially offset by the effects of some efficiency interventions on cost items, and by the reduction in costs for quotas to pay to other operators and sales costs; however, employee benefits expenses increased, due also to the adjustment of salaries to inflation, and non-recurring charges for 33 million reais for early retirement costs.

The EBITDA margin was 28.7%, down 0.8 percentage points on the first quarter of 2015.

EBIT totalled 210 million reais, 321 million reais less than in the first quarter of 2015. This result also reflects the lower contribution made by EBITDA, the effect of higher depreciation (+98 million reais) due to greater investment.

The headcount stood at 12,280 employees (13,042 as of 31 December 2015).

EVENTS SUBSEQUENT TO 31 March 2016

On 27 April 2016 the Board of Directors appointed Arnaud de Puyfontaine as Deputy Chairman of the Company. The office does not include any powers.

OUTLOOK FOR THE 2016 FINANCIAL YEAR

As forecast in the Business Plan, there was a constant and gradual improvement in operating performance in the Domestic perimeter in 2016, combined with a progressive reduction of the debt, thanks in part to the conversion of the Mandatory Convertible Bond (contractually set for November 2016 in the amount of 1.3 billion euros) and the sale of the residual stake of Telecom Argentina (completed on 8 March 2016). By the end 2018, the company expects that the Net Adjusted Debt/reported EBITDA ratio will be below 3x.

TIM continues its transformation and transition from traditional Telco to Digital Telco, enabler of the country’s digital life: a business model based on the development of innovative infrastructure and an excellent quality of customer service, increasingly aimed at disseminating premium services and digital content.

More specifically, in the Domestic Mobile segment, in a competitive context where there has been a progressive cooling of the pricing lever, greater attention paid to level of service and strong, continuous growth in data consumption, TIM will be focussing on the ever-greater adoption of 4G by its customers, fostered by the growing penetration of smartphones and bundle offers with distinctive digital contents. This will enable the Company to increase ARPU and strengthen its market leadership.

In the Domestic Fixed segment, TIM expects to reduce the decline in the number of customers as from 2016, thanks to the acceleration in the dissemination of fibre, convergence and the strengthening of the positioning of services with digital content (Video, Music, Gaming and Publishing). TIM will also continue to work with Italian businesses in their digital transformation process, with its ICT and Cloud services, taking a differentiated approach depending on customer base characteristics, aiming to achieve a distinctive positioning in the vertical markets deemed to be of greatest interest.

These dynamics of commercial and business development, accompanied by a strengthening of the efficiency programme and cost cutting, represent the basis for a further improvement in operating performance, with the aim of stabilising EBITDA as early as 2016.

In Brazil, the Plan considers and suffers the major changes to the macroeconomic, political and market context seen in recent months.

The latest forecasts on the economic outlook in fact show a further, progressive deterioration for the whole of 2016 of its main indicators. More specifically, a downturn of almost 4% is expected in the GDP and an inflation rate - also following a series of interventions raising tariffs in regulated sectors - that will remain high and very volatile. This acceleration in inflation may have an increasing impact on the purchasing power of households, consequently worsening financial conditions, particularly for the low income brackets. The exchange rate with the dollar also reached and exceeded 4.0 reais/USD in 2015, with growth forecast during the Plan up to 4.20 reais/USD.

The whole of the telecommunications segment (and prepaid Mobile in particular) is very exposed to this scenario, with a decline in the comprehensive market value also as a result of its substantial maturity and saturation.

Moreover, a trend is being seen in Brazil of constant, strong growth in data use, with an intensity that is even greater than that recorded in the other major countries. This phenomenon goes hand-in-hand with a simultaneous reduction of voice traffic and messaging, driven by the aim of optimising and reducing customer spending, as customers privilege use of the services offered by the OTTs as an alternative to traditional methods of using services.

In this context, TIM Brasil has set itself the objective of increasing its market share on revenues and improving its profitability (EBITDA margin), due to a major investment plan (in particular in 4G, where TIM is already leader today), and to a renewed commercial and competitive positioning and great attention to efficiency as a structural element necessary to give balance and financial sustainability to the Plan.

INFORMATION PROVIDED PURSUANT TO ARTICLE 114, SUBSECTION 5, OF LEGISLATIVE DECREE NO. 58/1998

In view of the Shareholders’ Meeting convened for 25 May 2016, Consob has asked the Company to disclose certain information regarding:

•	the consolidated financial statements as at 31 December 2015;

•	the disclosure document on the remuneration plan with the award of financial instruments, with reference to the 2016-2019 special award plan;

•	the 2015 report on remuneration.

The above information has been included in a specific document made available to the public at the Company’s Registered Offices and on the “1INFO” storage platform (www.1Info.it), as well as on the website http://www.telecomitalia.com/content/dam/telecomitalia/en/archive/documents/investors/AGM and Meetings/2016/Documento risposta Consob eng.pdf

***

The Manager in charge of preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154 bis of Italy’s Consolidated Law on Financial Intermediation, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group. Such measures, which are presented in the financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) ; the Organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting” or “reported” data and the “organic” ones.

•	Net Financial Debt: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In this press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in Net Financial Debt, in addition to the usual measure (renamed “Net financial debt carrying amount”) is also shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C+D)	Adjusted Net Financial Debt

***

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Interim Management Report of the Interim Report at March 31, 2016 and are unaudited.

Such statements, as well as the Consolidated Net Financial Debt of the Telecom Italia Group, are however consistent with those included in the Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016.

The accounting policies and consolidation principles adopted in the preparation of the Condensed Consolidated Financial Statements at March 31, 2016 have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2015, to which reference can be made, except for the new standards and interpretations adopted by the Group starting from January 1, 2016, the adoption of which had no impact on the Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016.

Furthermore, please note that the Condensed Consolidated Financial Statements at March 31, 2016 are unaudited.

TELECOM ITALIA GROUP - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	1st Quarter 2016	1st Quarter 2015 Revised	Change (a-b)
	(a)	(b)	amount	%
Revenues	4,440	5,054	(614)	(12.1)

Other income	47	53	(6)	(11.3)

Total operating revenues and other income	4,487	5,107	(620)	(12.1)

Acquisition of goods and services	(1,923)	(2,171)	248	11.4

Employee benefits expenses	(848)	(833)	(15)	(1.8)

Other operating expenses	(247)	(265)	18	6.8

Change in inventories	85	47	38	80.9

Internally generated assets	158	148	10	6.8

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	1,712	2,033	(321)	(15.8)

Depreciation and amortization	(1,009)	(1,052)	43	4.1

Gains (losses) on disposals of non-current assets	3	—	3	—

Impairment reversals (losses) on non-current assets	(2)	—	(2)	—

Operating profit (loss) (EBIT)	704	981	(277)	(28.2)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	—	—	—	—

Other income (expenses) from investments	—	2	(2)	—

Finance income	1,120	1,512	(392)	(25.9)

Finance expenses	(1,146)	(2,329)	1,183	50.8

Profit (loss) before tax from continuing operations	678	166	512	—

Income tax expense	(221)	(74)	(147)	—

Profit (loss) from continuing operations	457	92	365	—

Profit (loss) from Discontinued operations/Non-current assets held for sale	47	169	(122)	(72.2)

Profit (loss) for the period	504	261	243	93.1

Attributable to:

Owners of the Parent	433	82	351	—

Non-controlling interests	71	179	(108)	(60.3)

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and all non-owner changes in equity.

(millions of euros)			1st Quarter 2016	1st Quarter 2015 Revised
Profit (loss) for the period	(a	)	504	261

Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)			—	—

Income tax effect			—	—

	(b	)	—	—

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Income tax effect			—	—

	(c	)	—	—

Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(d=b+c	)	—	—

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			87	39

Loss (profit) transferred to Separate Consolidated Income Statement			(82)	(4)

Income tax effect			(4)	(7)

	(e	)	1	28

Hedging instruments:
Profit (loss) from fair value adjustments			(679)	539

Loss (profit) transferred to Separate Consolidated Income Statement			382	(455)

Income tax effect			88	(22)

	(f	)	(209)	62

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			146	(158)

Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement			304	—

Income tax effect			—	—

	(g	)	450	(158)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Loss (profit) transferred to Separate Consolidated Income Statement			—	—

Income tax effect			—	—

	(h	)	—	—

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(i=e+f+g+h	)	242	(68)

Total other components of the Consolidated Statement of Comprehensive Income	(k=d+i	)	242	(68)

Total comprehensive income (loss) for the period	(a+k	)	746	193

Attributable to:
Owners of the Parent			638	(44)

Non-controlling interests			108	237

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)			3/31/2016 (a)	12/31/2015 Revised (b)	Change (a-b)	1/1/2015 Revised
Assets
Non-current assets
Intangible assets
Goodwill			29,436	29,383	53	29,943

Intangible assets with a finite useful life			6,516	6,480	36	6,827

			35,952	35,863	89	36,770

Tangible assets

Property, plant and equipment owned			12,816	12,659	157	12,544

Assets held under finance leases			2,210	2,208	2	843

			15,026	14,867	159	13,387

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			41	41	—	36

Other investments			41	45	(4)	43

Non-current financial assets			2,766	2,989	(223)	2,445

Miscellaneous receivables and other non-current assets			1,899	1,778	121	1,614

Deferred tax assets			894	853	41	1,118

			5,641	5,706	(65)	5,256

Total Non-current assets	(a	)	56,619	56,436	183	55,413

Current assets

Inventories			341	254	87	313

Trade and miscellaneous receivables and other current assets			5,534	5,112	422	5,617

Current income tax receivables			26	163	(137)	101

Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,130	1,840	(710)	1,611

Cash and cash equivalents			2,665	3,559	(894)	4,812

			3,795	5,399	(1,604)	6,423

Current assets sub-total			9,696	10,928	(1,232)	12,454

Discontinued operations /Non-current assets held for sale

of a financial nature			—	227	(227)	165

of a non-financial nature			—	3,677	(3,677)	3,564

			—	3,904	(3,904)	3,729

Total Current assets	(b	)	9,696	14,832	(5,136)	16,183

Total Assets	(a+b	)	66,315	71,268	(4,953)	71,596

(millions of euros)			3/31/2016 (a)	12/31/2015 Revised (b)	Change (a-b)	1/1/2015 Revised
Equity and Liabilities
Equity
Equity attributable to owners of the Parent			18,181	17,554	627	18,068

Non-controlling interests			2,035	3,695	(1,660)	3,516

Total Equity	(c	)	20,216	21,249	(1,033)	21,584

Non-current liabilities

Non-current financial liabilities			30,354	30,518	(164)	32,325

Employee benefits			1,459	1,420	39	1,056

Deferred tax liabilities			367	323	44	438

Provisions			551	551	—	720

Miscellaneous payables and other non-current liabilities			1,140	1,110	30	697

Total Non-current liabilities	(d	)	33,871	33,922	(51)	35,236

Current liabilities

Current financial liabilities			4,440	6,224	(1,784)	4,686

Trade and miscellaneous payables and other current liabilities			7,701	7,882	(181)	8,536

Current income tax payables			87	110	(23)	36

Current liabilities sub-total			12,228	14,216	(1,988)	13,258

Liabilities directly associated with Discontinued operations/Non-current assets held for sale

of a financial nature			—	348	(348)	43

of a non-financial nature			—	1,533	(1,533)	1,475

			—	1,881	(1,881)	1,518

Total Current Liabilities	(e	)	12,228	16,097	(3,869)	14,776

Total Liabilities	(f=d+e	)	46,099	50,019	(3,920)	50,012

Total Equity and liabilities	(c+f	)	66,315	71,268	(4,953)	71,596

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)			1st Quarter 2016	1st Quarter 2015 Revised
Cash flows from operating activities:
Profit (loss) from continuing operations			457	92

Adjustments for:

Depreciation and amortization			1,009	1,052

Impairment losses (reversals) on non-current assets (including investments)			2	3

Net change in deferred tax assets and liabilities			90	(11)

Losses (gains) realized on disposals of non-current assets (including investments)			(4)	—

Share of losses (profits) of associates and joint ventures accounted for using the equity method			—	—

Change in provisions for employee benefits			59	(6)

Change in inventories			(87)	(40)

Change in trade receivables and net amounts due from customers on construction contracts			30	(345)

Change in trade payables			(25)	(605)

Net change in current income tax receivables/payables			96	51

Net change in miscellaneous receivables/payables and other assets/liabilities			(279)	(45)

Cash flows from (used in) operating activities	(a	)	1,348	146

Cash flows from investing activities:

Purchase of intangible assets			(342)	(429)

Purchase of tangible assets			(648)	(535)

Total purchase of intangible and tangible assets on an accrual basis			(990)	(964)

Change in amounts due for purchases of intangible and tangible assets			(494)	(374)

Total purchase of intangible and tangible assets on a cash basis			(1,484)	(1,338)

Acquisition of control of companies or other businesses, net of cash acquired			(6)	—

Acquisitions/disposals of other investments			(3)	—

Change in financial receivables and other financial assets			862	(1,631)

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			492	—

Proceeds from sale/repayments of intangible, tangible and other non-current assets			3	3

Cash flows from (used in) investing activities	(b	)	(136)	(2,966)

Cash flows from financing activities:

Change in current financial liabilities and other			(522)	1,327

Proceeds from non-current financial liabilities (including current portion)			931	3,015

Repayments of non-current financial liabilities (including current portion)			(2,157)	(965)

Share capital proceeds/reimbursements (including subsidiaries)			—	186

Dividends paid			—	(3)

Changes in ownership interests in consolidated subsidiaries			—	—

Cash flows from (used in) financing activities	(c	)	(1,748)	3,560

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	(45)	9

Aggregate cash flows	(e=a+b+c+d	)	(581)	749

Net cash and cash equivalents at beginning of the period	(f	)	3,216	4,910

Net foreign exchange differences on net cash and cash equivalents	(g	)	26	(57)

Net cash and cash equivalents at end of the period	(h=e+f+g	)	2,661	5,602

Additional Cash Flow information

(millions of euros)	1st Quarter 2016	1st Quarter 2015 Revised
Income taxes (paid) received	(26)	(18)

Interest expense paid	(721)	(771)

Interest income received	165	149

Dividends received	—	—

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Quarter 2016	1st Quarter 2015 Revised
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,559	4,812

Bank overdrafts repayable on demand – from continuing operations	(441)	(19)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	98	117

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	3,216	4,910

Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	2,665	5,507

Bank overdrafts repayable on demand – from continuing operations	(4)	(31)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	126

Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	2,661	5,602

TELECOM ITALIA GROUP - NET FINANCIAL DEBT

(millions of euros)	3/31/2016	12/31/2015	Change
	(a)	(b)	(a-b)
Non-current financial liabilities
Bonds	19,653	19,883	(230)

Amounts due to banks, other financial payables and liabilities	8,410	8,364	46

Finance lease liabilities	2,291	2,271	20

	30,354	30,518	(164)

Current financial liabilities (*)

Bonds	2,640	3,681	(1,041)

Amounts due to banks, other financial payables and liabilities	1,644	2,390	(746)

Finance lease liabilities	156	153	3

	4,440	6,224	(1,784)

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	348	(348)

Total gross financial debt	34,794	37,090	(2,296)

Non-current financial assets

Securities other than investments	(2)	(3)	1

Financial receivables and other non-current financial assets	(2,764)	(2,986)	222

	(2,766)	(2,989)	223

Current financial assets

Securities other than investments	(735)	(1,488)	753

Financial receivables and other current financial assets	(395)	(352)	(43)

Cash and cash equivalents	(2,665)	(3,559)	894

	(3,795)	(5,399)	1,604

Financial assets relating to Discontinued operations/Non-current assets held for sale	—	(227)	227

Total financial assets	(6,561)	(8,615)	2,054

Net financial debt carrying amount	28,233	28,475	(242)

Reversal of fair value measurement of derivatives and related financial liabilities/assets	(1,094)	(1,197)	103

Adjusted Net Financial Debt	27,139	27,278	(139)

Breakdown as follows:
Total adjusted gross financial debt	32,296	34,602	(2,306)

Total adjusted financial assets	(5,157)	(7,324)	2,167

(*) of which current portion of medium/long-term debt:

Bonds	2,640	3,681	(1,041)

Amounts due to banks, other financial payables and liabilities	1,047	1,482	(435)

Finance lease liabilities	156	153	3

TELECOM ITALIA GROUP – OPERATING FREE CASH FLOW

(millions of euros)	1st Quarter 2016	1st Quarter 2015 Revised	Change
EBITDA	1,712	2,033	(321)

Capital expenditures on an accrual basis	(944)	(964)	20

Change in net operating working capital:	(750)	(1,502)	752

Change in inventories	(87)	(40)	(47)

Change in trade receivables and net amounts due from customers on construction contracts	30	(345)	375

Change in trade payables (*)	(566)	(979)	413

Other changes in operating receivables/payables	(127)	(138)	11

Change in provisions for employee benefits	59	(6)	65

Change in operating provisions and Other changes	(52)	(16)	(36)

Net operating free cash flow	25	(455)	480

% of Revenues	0.6	(9.0)	9.6 pp

(*)	Includes the change in trade payables for amounts due to fixed assets suppliers.

TELECOM ITALIA GROUP - INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	1st Quarter 2016	1st Quarter 2015	Change
			amount	%	% organic
Revenues	3,548	3,631	(83)	(2.3)	(2.3)

EBITDA	1,461	1,610	(149)	(9.3)	(9.3)

EBITDA margin	41.2	44.3		(3.1)pp	(3.1)pp

EBIT	662	814	(152)	(18.7)	(18.7)

EBIT margin	18.7	22.4		(3.7)pp	(3.7)pp

Headcount at period- end (number)	52,713	(1)52,644	69	0.1

(1)	Headcount at December 31, 2015.

Core Domestic

(millions of euros)	1st Quarter 2016	1st Quarter 2015	Change
			amount	%
Revenues(1)	3,310	3,397	(87)	(2.6)

Consumer	1,758	1,724	34	2.0

Business (2)	1,085	1,181	(96)	(8.1)

Wholesale	433	457	(24)	(5.3)

Other	35	35	—

EBITDA	1,422	1,570	(148)	(9.4)

EBITDA margin	43.0	46.2		(3.2)pp

EBIT	648	797	(149)	(18.7)

EBIT margin	19.6	23.5		(3.9)pp

Headcount at period-end (number)(*)	52,039	(3)51,741	298	0.6

(1)	Following the change in the mission of Persidera, the Media Business Unit was included in the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, Core Domestic revenues would have totaled 3,292 million euros, compared to (3,397 million euros in the first quarter of 2015)
(2)	As result of the new organizational view, as of January 1, 2016 the Business segment also includes Olivetti. Figures for the periods under comparison have been changed accordingly.
(3)	Headcount at December 31, 2015
(*)	Without the change resulting from the aforementioned inclusion of the Media Business Unit into the Domestic Business Unit (Core Domestic), the headcount for the Core Domestic segment for the reporting period would have totaled 51,976 employees.

International Wholesale – Telecom Italia Sparkle group

(millions of euros)	1st Quarter 2016	1st Quarter 2015	Change
			amount	%	% organic
Revenues	311	310	1	0.3	(0.3)

of which third parties	255	247	8	3.2	2.4

EBITDA	42	43	(1)	(2.3)	(4.5)

EBITDA margin	13.5	13.9		(0.4)pp	(0.5)pp

EBIT	14	17	(3)	(17.6)	(17.6)

EBIT margin	4.5	5.5		(1.0)pp	(1.1)pp

Headcount at period-end (number)(*)	674	(1)645	29	4.5

(1)	Headcount at December 31, 2015
(*)	Includes employees with temp work contracts: 2 employees at 3/31/2016 (2 employees at 12/31/2015).

***

BRAZIL

	(millions of euros)		(millions of Brazilian reais)
	1st Quarter 2016	1st Quarter 2015 Revised	1st Quarter 2016	1st Quarter 2015 Revised	Change
					amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Revenues	897	1,412	3,854	4,551	(697)	(15.3)

EBITDA	258	416	1,107	1,341	(234)	(17.4)

EBITDA margin	28.7	29.5	28.7	29.5		(0.8) pp

EBIT	49	165	210	531	(321)	(60.5)

EBIT margin	5.4	11.7	5.4	11.7		(6.3) pp

Headcount at period-end (number)			12,280	(1)13,042	(762)	(5.8)

(1)	Headcount at December 31, 2015

TELECOM ITALIA GROUP - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

(millions of euros)	1st Quarter 2016	1st Quarter 2015 Revised	Change
			amount	%
REPORTED REVENUES	4,440	5,054	(614)	(12.1)

Foreign currency financial statements translation effect		(351)	351

Changes in the scope of consolidation		—	—

ORGANIC REVENUES	4,440	4,703	(263)	(5.6)

EBITDA – reconciliation of organic data

(millions of euros)	1st Quarter 2016	1st Quarter 2015 Revised	Change
			amount	%
REPORTED EBITDA	1,712	2,033	(321)	(15.8)

Foreign currency financial statements translation effect		(103)	103

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	1,712	1,930	(218)	(11.3)

of which Non-recurring Income/(Expenses)	(75)	(1)	(74)

ORGANIC EBITDA, excluding Non-recurring items	1,787	1,931	(144)	(7.5)

EBIT – reconciliation of organic data

(millions of euros)	1st Quarter 2016	1st Quarter 2015 Revised	Change
			amount	%
REPORTED EBIT	704	981	(277)	(28.2)

Foreign currency financial statements translation effect		(41)	41

Changes in the scope of consolidation		—	—

ORGANIC EBIT	704	940	(236)	(25.1)

of which Non-recurring Income/(Expenses)	(74)	(1)	(73)

ORGANIC EBIT, excluding Non-recurring items	778	941	(163)	(17.3)

DOMESTIC - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

(millions of euros)	1st Quarter 2016	1st Quarter 2015	Change
			amount	%
REPORTED EBITDA	1,461	1,610	(149)	(9.3)

Foreign currency financial statements translation effect		1	(1)

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	1,461	1,611	(150)	(9.3)

of which Non-recurring Income/(Expenses)	(67)	(1)	(66)

ORGANIC EBITDA, excluding Non-recurring items	1,528	1,612	(84)	(5.2)

EBIT – reconciliation of organic data

(millions of euros)	1st Quarter 2016	1st Quarter 2015	Change
			amount	%
REPORTED EBIT	662	814	(152)	(18.7)

Foreign currency financial statements translation effect		—	—

Changes in the scope of consolidation		—	—

ORGANIC EBIT	662	814	(152)	(18.7)

of which Non-recurring Income/(Expenses)	(67)	(1)	(66)

ORGANIC EBIT, excluding Non-recurring items	729	815	(86)	(10.6)

TELECOM ITALIA GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facilities and term loans

In the table below are shown the composition and the drawdown of the committed credit lines available as of March 31, 2016:

(billions of euros)	3/31/2016		12/31/2015
	Committed	Utilized	Committed	Utilized
Revolving Credit Facility – due May 2019	4.0	—	4.0	—
Revolving Credit Facility – due March 2020	3.0	—	3.0	—
Total	7.0	—	7.0	—

Telecom Italia has two syndicated Revolving Credit Facilities for the amounts of 4 billion euros and 3 billion euros maturing respectively on May 24, 2019 and on March 25, 2020, both not utilized. Some more suitable changes in the economic terms of the RCFs and the extension of the maturity for two years more have entered into force from January 4, 2016.

Furthermore, Telecom Italia has:

•	a bilateral Term Loan with Banca Regionale Europea for the amount of 200 million euros expiring on July 2019, drawn down for the full amount;

•	two bilateral Term Loans with Cassa Depositi e Prestiti respectively for the amount of 100 million euros expiring on April 2019 and for the amount of 150 million euros expiring on October 2019, drawn down for the full amounts;

•	two bilateral Term Loans with Mediobanca respectively for the amount of 200 million euros expiring on November 2019 and for the amount of 150 million euros expiring on July 2020, drawn down for the full amounts;

•	a bilateral Term Loan with ICBC for the amount of 120 million euros expiring on July 2020, drawn down for the full amount;

•	a bilateral Term Loan with Intesa Sanpaolo for the amount of 200 million euros expiring on August 2021, drawn down for the full amount.

Bonds

The following tables show the evolution of the bonds during the first quarter 2016:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 750 million euros 3.625% due 1/19/2024	Euro	750	1/20/2016

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 663 million euros 5.125% (1)	Euro	663	1/25/2016
Telecom Italia S.p.A. 708 million euros 8.250% (2)	Euro	708	3/21/2016

(1)	Net of 337 million euros repurchased by Telecom Italia S.p.A. during 2014 and 2015.
(2)	Net of 142 million euros repurchased by Telecom Italia S.p.A. during 2014.

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted 200 million euros (nominal value) as of March 31, 2016, unchanged respect to December 31, 2015.

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of March 31, 2016 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and

Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 1,573 million euros (with reference to the Mandatory Convertible Bond for 1,300 million euros expiring on November 15, 2016 the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into Telecom Italia S.p.A. ordinary shares) with the following detail:

•	400 million euros, due June 7, 2016;

•	545 million euros, due January 20, 2017;

•	628 million euros, due September 20, 2017.

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; including, for example, commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to the loans received by Telecom Italia S.p.A. (“Telecom Italia”) from the European Investment Bank (“EIB”), as at March 31, 2016, the total nominal amount of outstanding loans amounted to 2,550 million euros, of which 1,100 million euros at direct risk and 1,450 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 1,100 million euros only need to apply the following covenant:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the advance repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	in the loan of 500 million euros signed on December 14, 2015 Telecom Italia enter into a contractual agreement according to which, for all the duration of the loan, the total financial indebtedness of the companies of the Group different from Telecom Italia S.p.A., and except in case that indebtedness is entirely and irrevocably guaranteed by Telecom Italia S.p.A., will be less than the 35% of the Group total financial indebtedness.

EIB loans secured by bank or approved parties guarantees for a total nominal amount of 1,450 million euros and the loans at direct risk, respectively, of 300 million euros signed on July 30, 2014 and 500 million euros signed on December 14, 2015, need to apply the following covenants:

•	“Inclusion clause”, provided on loans for a total amount of 1,650 million euros, according to which in the event Telecom Italia commits to keep in other loan contracts financial covenants (and in the loans at direct risk signed in 2014 and 2015, also more stringent clauses, for example, cross default and restrictions of the sale of goods) which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request, at its fair opinion, in case those variations shall have negative consequences on Telecom Italia financial capacity, the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB;

•	“Network Event”, clause provided on loans for a total amount of 1,350 million euros, according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

Telecom Italia S.p.A. loan contracts do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan contracts contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan contracts and in the Bonds, Telecom Italia must provide communication in case of change in control. Identification elements to prove that event of change in control and the applicable consequences – among which the possible constitution of guarantees or the repayment in advance of the issued amount and the cancellation of the commitment in absence of a different agreement – are precisely disciplined in each contract.

Furthermore, the outstanding loans contain a general commitment by Telecom Italia, whose breach is an event of default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such event of default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the cancellation of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

We finally underline that, as of March 31, 2016, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TELECOM ITALIA GROUP - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	1st Quarter	1st Quarter
	2016	2015
Employee benefits expenses:
Expenses related to restructuring and rationalization	(73)	—

Other operating expenses:

Sundry expenses	(2)	(1)

Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(75)	(1)

Gains (losses) on disposals of non-current assets:

Gain on disposals of non-current assets	1	—

Impact on EBIT - Operating profit (loss)	(74)	(1)

Finance expenses:

Interest expenses and other finance expenses	(5)	—

Impact on profit (loss) before tax from continuing operations	(79)	(1)

Income taxes on non-recurring items	24	—

Discontinued operations – Effect of the disposal of the Sofora – Telecom Argentina group	(12)	—

Impact on profit (loss) for the period	(67)	(1)

TELECOM ITALIA GROUP – EFFECTS ON KEY FINANCIAL AND OPERATING DATA ARISING FROM THE CORRECTION OF ERRORS

Within the Brazil Business Unit, Tim Brasil’s Management recently identified that incorrect accounting entries were made in prior years in connection with the recognition of service revenues from the sale of prepaid traffic.

Such incorrect accounting entries, which were attributable to the method used for recognizing prepaid traffic revenues in non-recent years, resulted in the early recognition of revenues and consequently the underestimation of deferred revenue liabilities for prepaid traffic not yet consumed. The incorrect accounting entries did not have any impact either in terms of net financial position nor on cash and cash equivalents.

In assessing the level of significance of the error for the purposes of the related financial statement presentation in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), Management also considered US accounting standards and related guidance.

In particular, this analysis indicated that the impact of the error was not material with respect to consolidated results of operations for each of the years ended December 31, 2015, 2014 and 2013 but the correction of the cumulative error as of December 31, 2015 would have a material impact on full-year consolidated results of operations for 2016, if entirely recognized at charge of such year.

In light of the above and for the purposes of Interim Report as of March 31, 2016, the Company’s Management decided to revise the comparative financial information as of December 31, 2015 and for the three-month period ended March 31, 2015, segment information included. In accordance with IAS 1 and IAS 8, a revised statement of financial position as of January 1, 2015 is also presented.

Impacts of correction of errors are detailed below:

Separate consolidated income statements

(millions of euros)	1st Quarter 2015	Adjustments	1st Quarter 2015
	Historical		Revised
	(a)	(b)	(a+b)
Revenues	5,053	1	5,054

Acquisition of goods and services	(2,172)	1	(2,171)

Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2,031	2	2,033

Operating profit (loss) (EBIT)	979	2	981

Finance income	1,511	1	1,512

Profit (loss) before tax from continuing operations	163	3	166

Income tax expense	(74)		(74)

Profit (loss) from continuing operations	89	3	92

Profit (loss) for the period	258	3	261

Attributable to:

Owners of the Parent	80	2	82

Non-controlling interests	178	1	179

Earnings per share

The correction of errors did not have any impact on the calculation of the Basic and Diluted Earnings Per Share.

Consolidated statements of comprehensive income

(millions of euros)	1st Quarter 2015	Adjustments	1st Quarter 2015
	Historical		Revised
	(a)	(b)	(a+b)
Profit (loss) for the period	258	3	261

Exchange differences on translating foreign operations:

Profit (loss) on translating foreign operations	(165)	7	(158)

Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements	—		—
Income tax effect	—		—

Total comprehensive income (loss) for the period	183	10	193

Attributable to:
Owners of the Parent	(51)	7	(44)

Non-controlling interests	234	3	237

Consolidated statements of financial position

(millions of euros)	12/31/2015		12/31/2015	1/1/2015		1/1/2015
	Historical	Adjustments	Revised	Historical	Adjustments	Revised
	(a)	(b)	(a+b)	(c)	(d)	(c+d)
Assets
Non-current assets
Miscellaneous receivables and other non-current assets	1,744	34	1,778	1,571	43	1,614

Current assets
Trade and miscellaneous receivables and other current assets	5,110	2	5,112	5,615	2	5,617

Total Assets	71,232	36	71,268	71,551	45	71,596

Equity and liabilities
Equity

Equity attributable to owners of the Parent	17,610	(56)	17,554	18,145	(77)	18,068

Non-controlling interests	3,723	(28)	3,695	3,554	(38)	3,516

Total Equity	21,333	(84)	21,249	21,699	(115)	21,584

Current liabilities
Trade and miscellaneous payables and other current liabilities	7,762	120	7,882	8,376	160	8,536

Total Equity and Liabilities	71,232	36	71,268	71,551	45	71,596

The increase in the line item “Trade and miscellaneous payables and other current liabilities” is mainly due to the higher liability for prepaid traffic not yet consumed recorded to correct the error arising from the early recognition of said traffic as revenues.

Furthermore, the increase in “Miscellaneous receivables and other non-current assets” and “Trade and miscellaneous receivables and other current assets” shows, respectively, the recording of income tax receivables and receivables for indirect duties and taxes due to the above mentioned correction of errors.

Consolidated statements of cash flow

The correction of errors did not have any impact on the “Aggregate cash flows” of the Telecom Italia Group Consolidated Statements of Cash Flows and, in particular, on the “Cash flows from (used in) operating activities”.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the three months ended March 31, 2016 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2016-2018 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2016

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager